SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from to

Commission File number:

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BE Aerospace, Inc. 1400 Corporate Center Way Wellington, Florida 33414-2105

BE AEROSPACE, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2006	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-5

Signature Page	6

Exhibit Index	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee

BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

   /s/ Deloitte & Touche LLP

Costa Mesa, California

June 28, 2007

1

BE AEROSPACE, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS—Cash and cash equivalents	$1,078,385	$1,476,273

LIABILITIES—Stock subscribed	(1,073,763)	(1,472,326)

NET ASSETS AVAILABLE FOR BENEFITS	$4,622	$3,947

See report of independent public accounting firm and notes to financial statements.

2

BE AEROSPACE, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of period	$3,947	$1,408

ADDITIONS TO NET ASSETS ATTRIBUTED TO—Participant payroll deductions	2,248,381	2,759,734

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO—Purchase of BE Aerospace, Inc. common stock	(2,247,706)	(2,757,195)

NET ASSETS AVAILABLE FOR BENEFITS—End of period	$4,622	$3,947

See report of independent public accounting firm and notes to financial statements.

3

BE AEROSPACE, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

1.	GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan—Effective August 11, 1994, BE Aerospace, Inc. (the “Company”) adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the “Plan”), as amended and restated January 1, 2006. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, participants may choose to contribute from 2% to 15% of their total gross pay.

Prior to January 1, 2006, common stock of the Company was purchased twice each year in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. Through December 31, 2005 the purchase price was 85% of the lesser of the fair value of either the first day or last day of each option period, which is approximately six months in length ending on each purchase date. Effective January 1, 2006, the purchase price was modified to equal 85% of the fair value on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by the Plan transfer agent, Computershare, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the beginning of the option period, produces a dollar amount of $12,500 or less.

Stock Subscribed—The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2006 and 2005. The Company stock is valued at 85% of its closing quoted market price.

Stock purchased by the Plan for distribution to the participants for the years ended December 31, 2006 and 2005, was 109,608 and 240,738 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

Termination Benefits and Vesting—Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the participant is entitled to receive all contributions not yet used to acquire common stock of the Company. Upon a participant’s death, his or her beneficiary can elect to have all contributions used to acquire stock at the end of the option period.

Cash and Cash Equivalents—Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation.

4

Income Tax—The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Company until each semiannual purchase date when the cash is used to sell shares to the employees.

Administrative Expenses—Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

2.	PLAN TERMINATION

The Plan will automatically terminate on December 31, 2013. The Plan may be earlier suspended or terminated by the Board of Directors. In the event of Plan termination, any unused contributions will be returned to the participants.

*	*	*	*	*	*

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE AEROSPACE, INC.
1994 Employee Stock Purchase Plan

Date: June 29, 2007	By:	/s/ Diane Niland
		Name:	Diane Niland
		Title:	Plan Administrator
BE AEROSPACE, INC.

6

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm

7